

Mail Stop 6010

May 21, 2008

Via U.S. Mail and Facsimile

Mr. Jeffrey Cote
Chief Financial Officer
Sensata Technologies B.V.
c/o Sensata Technologies, Inc.
529 Pleasant Street
Attleboro, MA 02703

> **Re: Sensata Technologies B.V.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed February 19, 2008**
> **File No. 333-139739**

Dear Mr. Cote:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2007

Item 15. Exhibits and Financial Statement Schedules, page 79

Notes to Consolidated and Combined Financial Statements, page 89

Note 2. Significant Accounting Policies, page 90

Revenue Recognition, page 91

1.   We note on pages 8, 11, and throughout the filing that you offer customized products to
        your customers. As such, please revise your future filings to disclose the specific point in
        the earnings process in which you recognize revenue for the sale of your products,
        specifically when the significant risks and rewards of ownership and title and risk of loss
        are transferred. Refer to SAB 104.

Note 4. Acquisitions and Dispositions, page 99

Successor Acquisitions, page 99

2.   We note that the excess of the purchase price over the net assets acquired resulted in the
        recognition of goodwill of approximately $1.4 billion for the S&C acquisition. Please
        revise future filings to discuss the factors that contributed to a purchase price for this
        acquisition that resulted in recognition of a significant amount of goodwill. Refer to
        paragraph 51(b) of SFAS 141.

Note 13. Share-Based Payment Plans, page 132

Successor, page 132

3.   We note that you use the Black-Scholes-Merton option pricing model and Monte Carol
        Simulation Approach to value your options outstanding in the successor reporting period
        presented. We further note your discussion of how you determined the expected term
        and volatility used within these models. Please revise this note and your critical
        accounting policies within MD&A in future filings to explain how you determined the
        other assumptions utilized in these models including forfeiture rate, assumed time to
        liquidity event, probability of IPO versus disposition, risk free interest rate, dividend
        yield, etc. Refer to the guidance in paragraphs A240-242 of SFAS 123(R) and SAB No.
        107.

Note 18. Business Segment Data, page 149

4.   We note that the controls business has two reporting segments—Electrical Protection and
        Power Controls and that you have aggregated these segments into the controls segment

due to the economic similarities of these businesses. Please revise future filings to explain how you meet *all* of the aggregation criteria outlined in paragraph 17 of SFAS 131 to aggregate the aforementioned segments into the controls segment.

5.   Please revise future filings to disclose the basis for attributing revenues from external customers to individual countries. Refer to paragraph 38(a) of SFAS 131.

Exhibit 12.1 Computation of Ratio of Earnings to Fixed Charges

6.   We note that you incorporate the ratio of earnings to fixed charges for fiscal years 2001 through the nine months ended September 30, 2006 schedule from your Form S-4 filed on December 29, 2006. However, we note that you did not present the ratio of earnings to fixed charges for each of the *last* five fiscal years presented within this filing (i.e. fiscal years 2003-2007). Please revise your future filings to present this ratio for each of the financial statements presented in this document. Refer to the guidance in Item 503(d) and Item 601 of Regulation S-X.

Form 8-K Filed on April 30, 2008

7.   Item 10(e)(1)(i) of Regulation S-K requires that whenever one or more non-GAAP financial measures are included in a filing with the Commission the registrant must include a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP). The bullet points under "Sensata Technologies B.V. Announces First Quarter 2008 Results" and the highlights of the quarter ended March 31, 2008 focus on the non-GAAP measure of adjusted EBITDA and does not include a discussion of GAAP measures with equal or greater prominence. Please revise in future filings.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins at (202) 551-3639 or me at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Kevin L. Vaughn, Accounting Branch Chief, at (202) 551-3643.

Sincerely,

Lynn Dicker
Reviewing Accountant